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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                    Under the Securities Exchange Act of 1934

                         For the month of January, 2000

                                  OpenTV Corp.

                 (Translation of registrant's name into English)

                                 Abbot Building
                                  Mount Street
                                     Tortola
                                    Road Town
                             BRITISH VIRGIN ISLANDS

                     (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             Form 20-F  "X"                               Form 40-F   "   "
                        ---                                            ---


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes  "__"                                          No  "X"
                                                                         ---
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                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                             OpenTV Corp.
                                                    ---------------------------
                                                             (Registrant)


Date:  February 3, 2000                             By   /s/ James F. Brown
                                                         ----------------------
                                                              (Signature)

                                                             James F. Brown
                                                             General Counsel and
                                                             Secretary
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                                 EXHIBIT LIST




                                                                   Sequential
Exhibit           Description                                      Page Number
-------           -----------                                      -----------

99.1              Press Release dated January 25, 2000